Exhibit 22.1

The following subsidiary of American Assets Trust, Inc. (“AAT”) is the issuer of debt securities under the Indenture, dated January 26, 2021, by and among AAT, as parent guarantor, and the subsidiary listed below.

Subsidiary Registrant Issuer

American Assets Trust, L.P. Issuer